Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

May 5, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 4, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Byrna Technologies Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.001 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Lisa Roberts